UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

30 Broadwick Street

London, W1F 8LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On July 20, 2022, Virax Biolabs Group Limited (the “Company”) entered into an underwriting agreement with Boustead Securities, LLC, as representatives of the several underwriters, in connection with its initial public offering (“IPO”) of 1,350,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $5.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-263694) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on June 30, 2022. A copy of the Underwriting Agreement is attached as Exhibit 1.1 hereto and incorporated herein by reference. The Company issued Representative’s Warrant to purchase up to 108,675 ordinary shares at $6.00 per share, dated July 20, 2022, to Boustead Securities, LLC, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

Other Events.

In connection with the IPO, the Company adopted a code of conduct and ethics, an audit committee charter, a compensation committee charter, a nominating and corporate governance committee charter, an insider trading policy, and a whistleblower policy, a copy of which is attached as Exhibit 14.1, 99.1, 99.2, 99.3, 99.4, and 99.5 hereto, respectively, and incorporated herein by reference.

On July 20, 2022, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.6 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated July 20, 2022, by and between the Company and Boustead Securities, LLC.
4.1	Representative’s Warrants.
14.1	Code of Conduct and Ethics.
99.1	Audit Committee Charter.
99.2	Compensation Committee Charter.
99.3	Nominating and Corporate Governance Committee Charter.
99.4	Insider Trading Policy
99.5	Whistleblower Policy
99.6	Press Release, dated July 20, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virax Biolabs Group Limited

	By:	/s/ James Foster
	Name:	James Foster
Date: July 26, 2022	Title:	Chief Executive Officer